SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FGL Holdings (formerly known as CF Corporation)
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G3402M102
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G3402M102	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. G3402M102	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd. (formerly known as Highbridge International LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G20307107	13G/A	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2017 (the “Original Schedule 13G” and together with this Amendment No. 1 the “Schedule 13G”), with respect to the Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of FGL Holdings (formerly known as CF Corporation), a Cayman Islands corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No.1 amends and restates Items 1, 2(a), 2(b), 2(c), 2(e), 4 and 5 in their entirety as set forth below.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is FGL Holdings (formerly known as CF Corporation) (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at Sterling House, 16 Wesley Street, Hamilton, HM CX, Bermuda.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

On July 10, 2017, Highbridge International LLC changed its name to “1992 MSF International Ltd.” The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”
Item 2(e).	CUSIP NUMBER:

G3402M102

Item 4.	OWNERSHIP.

(a) Amount beneficially owned: As of December 31, 2017, 0 (b) Percent of class: As of December 31, 2017, 0% (c) Number of shares as to which such person has:

CUSIP No. G20307107	13G/A	Page 5 of 6 Pages

(i)         Sole power to vote or to direct the vote

0

(ii)        Shared power to vote or to direct the vote

0

(iii)       Sole power to dispose or to direct the disposition of

0

(iv)       Shared power to dispose or to direct the disposition of

0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. G20307107	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director